DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04007868

February 4, 2004

Glenn P. Zarin
Counsel
Loews Corporation
667 Madison Avenue
New York, NY 10021-8087

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/4/2004

Re: Loews Corporation
Incoming letter dated December 19, 2003

Dear Mr. Zarin:

This is in response to your letter dated December 19, 2003 concerning the shareholder proposal submitted to Loews by the Sisters of Charity of the Incarnate Word. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Sister Lillian Anne Healy
Director of Corporate Social Responsibility
Congregation of the Sisters of Charity of the Incarnate Word
P.O. Box 230969
6510 Lawndale
Houston, TX 77223-0969

LOEWS CORPORATION

RECEIVED

2003 DEC 23 PM 3:00

OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

Glenn P. Zarin
Counsel

December 19, 2003

VIA OVERNIGHT COURIER

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Loews Corporation
Omission of Shareholder Proposal of
the Congregation of the Sisters of Charity of the Incarnate Word

Ladies and Gentlemen:

Loews Corporation, a Delaware corporation (the "Company") is filing this letter with the Securities and Exchange Commission (the "Commission") pursuant to Rules 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

On December 1, 2003, the Company received a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") from the Congregation of the Sisters of Charity of the Incarnate Word (the "Proponent"), which the Proponent seeks to have included in the Company's proxy statement relating to the Company's 2004 Annual Meeting of Shareholders (the "Proxy Materials"). A copy of the Proposal and the Supporting Statement is attached hereto as Exhibit A.

The Proposal requires that the Company "stop all advertising, marketing and sale of cigarettes using the terms 'light,' "ultralight,' 'mild' and similar words and/or colors and images until shareholders can be assured through independent research that light and ultralight brands actually do reduce the risk of smoking-related diseases, including cancer and heart disease." The Company believes that it may omit the Proposal from the Proxy Materials for each of the following, separately sufficient, reasons:

(i) pursuant to Rule 14a-8(i)(7) because it pertains to matters of ordinary business operations; and

(ii) pursuant to Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by shareholders under Delaware Law.

The Company therefore respectfully requests confirmation that the Staff will not recommend any enforcement action against the Company if the Company omits the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), the Company is submitting six (6) copies of this letter, and the Proponent's letter, including the Proposal and the Supporting Statement. A copy of this submission is being furnished simultaneously to the Proponent.

667 Madison Avenue, New York, New York 10021-8087 voice: 212-521-2936 fax: 212-521-2997 e-mail: gzarin@loews.com

A. The Proposal.

The Proposal requires that the Company "stop all advertising, marketing and sale of cigarettes using the terms 'light,' "ultralight,' 'mild' and similar words and/or colors and images until shareholders can be assured through independent research that light and ultralight brands actually do reduce the risk of smoking-related diseases, including cancer and heart disease." See Exhibit A.

B. Basis for Omission Under Rule 14a-8(i)(7).

The Company believes the Proposal may be excluded from the Proxy Materials pursuant to paragraph Rule14a-8(i)(7) because it pertains to the ordinary business operations of the Company, both in being the subject of current litigation and because it interferes with the board of directors' authority in dealing with the manufacturing and marketing of the Company's products.

First, the Proposal deals with a matter that is currently the subject of litigation. Lorillard Tobacco Company, a subsidiary of the Company ("Lorillard"), is currently involved in several cases relating to the use of the terms "light," "ultralight" and similar terms in connection with lower tar cigarette brands sold by Lorillard, including two actions where plaintiffs seek precisely the same result sought by the Proponent in relation to the use of the terms "light," "ultralight" and similar terms. As set forth in the opinion of Ronald Milstein, Esq., the General Counsel for Lorillard, attached hereto as Exhibit B, implementation of the Proposal could significantly prejudice the ability of Lorillard to defend these cases.

The Staff has previously acknowledged that a shareholder proposal is properly excludable under the "ordinary course of business" exception contained Rule 14a-8(i)(7) when the subject matter of the proposal is the same or similar to that which is central or material to litigation in which a registrant is then involved. *See, e.g., R.J. Reynolds Tobacco Holdings, Inc.* (February 21, 2003) (proposal requesting the board find appropriate ways of informing customers of the risks of smoking "light" and "ultralight" brands excludable under the "ordinary course" exception because it interfered with litigation strategy); *RJR Nabisco Holdings Corp.* (February 22, 1999) (proposal requiring the company to stop using the terms "light" and "ultralight" until shareholders can be assured through independent research that such brands reduce the risk of smoking-related diseases excludable under the "ordinary course" exception because it interfered with litigation strategy); *Philip Morris Companies Inc.* (February 22, 1999) (proposal requiring the company to stop using the terms "light" and "ultralight" until shareholders can be assured through independent research that such brands reduce the risk of smoking-related diseases excludable under the "ordinary course" exception because it interfered with litigation strategy). This result is also consistent with the longstanding position of the Staff that a registrant's decision to institute or defend itself against legal actions, and decisions on how it will conduct those legal actions, are matters relating to its ordinary business operations within the meaning of (i)(7) and are within the exclusive prerogative of management. *See, e.g., NetCurrents, Inc.* (May 8, 2001) (proposal requiring NetCurrents, Inc. to sue two individuals within 30 days of the annual meeting excludable as ordinary business operations because it relates to litigation strategy); *Microsoft Corporation* (September 15, 2000) (proposal asking the registrant to sue the federal government on behalf of shareholders excludable as ordinary business because it relates to the conduct of litigation); *Exxon Mobil Corporation* (March 21, 2000) (proposal requesting immediate payment of settlements associated with Exxon Valdez oil spill excludable because relates to litigation strategy and related decisions); *Philip Morris Companies Inc.* (February 4, 1997) (proposal recommending that Philip Morris Companies Inc. voluntarily implement certain FDA regulations while simultaneously challenging the legality of those regulations excludable under clause (c)(7), the predecessor to the current (i)(7)); *Adams Express Company* (July 18, 1996) (proposal for registrant to initiate court action against the Federal Reserve Board excludable as ordinary business because it went to the determination by the company to institute legal action); *Exxon Corporation* (December 20, 1995) (proposal that registrant forego any appellate or other rights that it might have in connection with litigation arising from the Exxon Valdez incident excludable because litigation strategy and related decisions are matters relating to the conduct of the registrant's ordinary business operations); *Benihana National Corporation* (September 13, 1991) (proposal relating to the conduct of litigation and the decisions made concerning legal defenses was excludable as relating to the conduct of ordinary business of the company).

Second, the Proposal may be excluded because its effect is to interfere with the day-to-day conduct of the manufacturing and marketing of Lorillard's products. The Proposal requests that Lorillard cease using the terms "light," "ultralight," "mild" and similar words pending the outcome of certain research. The effect of the Proposal would be to require Lorillard to suspend manufacture and sale of the products sold as "light," "ultralight" and "lower tar"cigarettes.

Lorillard's management, supervised by its board of directors, is responsible for making informed and reasoned decisions about the operation of its business. Whether and how to manufacture, design and market its products are precisely the types of decisions that Lorillard makes in the ordinary course of business and that its board of directors, rather than its shareholders, or those of its parent company, are charged by law with directing. Such decisions require evaluations based on detailed financial, business, technical, scientific and contractual information that the Company's shareholders cannot be expected to possess. These matters properly fall within the purview of management and the board of directors of Lorillard, which have the capacity, knowledge and training necessary to evaluate them and make appropriate decisions. They are precisely the types of decisions that clause (i)(7) was designed to exclude.

For that reason, the Staff has consistently determined that proposals attempting to prohibit the sale of a particular product concern the ordinary business operations of a company and are excludable. This is the kind of circumstance contemplated by the Commission in the release adopting the current version of Rule 14a-8, "The general underlying policy of [the ordinary business] exclusion is ... to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release 34-40018 (May 21, 1998, at p. 20). In *Alliant Techsystems* (May 7, 1996), the Staff determined that a proposal requesting the board to establish a policy to end all research, development, production, and sales of antipersonnel mines was excludable because it related to the sale of a particular product. In *Kmart Corporation* (February 23, 1993), the Staff recommended excluding a proposal that the board terminate the sale of materials describing sexual activities between adults and children, and report to shareholders on the policies that will be instituted to ensure that no such material is offered in the future, because it related to the sale of a particular category of products.

Previously, in *Kmart Corporation* (March 13, 1992) the Staff excluded a proposal requesting that the company not sell or distribute periodicals that have as a principal attraction large numbers of explicit photos of unclothed women because it concerned the sale of a particular product. For the same reason, the Staff in *USX Corporation* (January 26, 1990) excluded a proposal requesting the company cease sales of "adult softcore" pornography at its retail outlets.

The Proposal does not raise any broad policy issue relevant to Lorillard. What this Proposal does do is (1) seek to impose restrictions on the lawful marketing and sale by Lorillard of a sub-category of a lawful product – a decision which clearly pertains to Lorillard's ordinary business operations, and (2) seek to mandate action which could have a material adverse impact on Lorillard's defense of material litigation – and the defense of material litigation also clearly pertains to Lorillard's ordinary business operations.

C. Basis for Omission Under Rule 14a-8(i)(1).

The Proposal may be excluded under Rule 14a-8(i)(1), because it is not a proper subject for action by shareholders under Delaware Law.

The Company is a Delaware corporation subject to the Delaware General Corporation Law. Under Delaware law, the board of directors is responsible for the Company's management. Section 141(a) of the Delaware General Corporation Law provides that the business and affairs of a Delaware corporation are to be managed by or under the direction of the board of directors unless the corporation's certificate of incorporation provides otherwise. The Company's certificate of incorporation does not contain any provision that would allow shareholders to require the board to adopt or implement policies regarding charitable contributions.

The Proposal purports to require that the Company adopt a policy concerning the marketing and sale of one of its products. This does not constitute a request, a recommendation or a suggestion for the board to consider adopting or implementing a new policy in this regard. There is no precatory language in the Proposal. Instead, it is a flat requirement for the Company to implement the policy in the Proposal. Under any logical interpretation, the Proposal would require the board both to adopt a policy and then to implement it. Because the Proposal would require board action, it constitutes a shareholder effort to regulate directly and in a mandatory manner the conduct of business that Delaware law entrusts to directors. As a mandate for director action, the Proposal is not within the power of shareholders and may be excluded.

The Note to paragraph (i)(1) of Rule 14a-8 states in relevant part, "Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders."

The Division of Corporation Finance Staff Legal Bulletin No. 14, dated July 13, 2001, states in relevant part, under the heading "Substantive Issues," "When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1)."

The Proposal purports to bind the Company's board, without any precatory language, with respect to a matter that is within board control. Therefore, the Company has concluded that it may exclude the Proposal from its Proxy Materials on these grounds.

D. Conclusion.

For the reasons set forth above, the Company respectfully requests that the Staff concur in its view that it may exclude the Proposal from the Company's Proxy Materials under Rules 14a-8(i)(7) and 14a-8(i)(1). In order to meet the Company's timetable for preparing its Proxy Materials and distributing responses to shareholder proposals in a timely manner pursuant to the rules of the Commission, the Company would appreciate your response to this request by February 1, 2004. Should you require additional information, please do not hesitate to contact the undersigned at (212) 521-2936. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed pre-addressed, stamped envelope.

Very truly yours,

Glenn P. Zarin

Enc.
cc: The Congregation of the Sisters of Charity of the Incarnate Word
c/o Province of St. Joseph of the Capuchin Order
1015 N. 9th Street
Milwaukee, Wisconsin 53233
Attn: Rev. Michael Crosby

Exhibit A

Whereas: The National Cancer Institute has concluded that the 'the resultant absence of meaningful differences in risk (from smoking light versus regular cigarettes) makes the marketing of these cigarettes as lower-delivery and lower-risk products deceptive for the smoker' (Monograph 13: 'Risks Associated with Smoking Cigarettes with Low Machine-Measured Yields of Tar and Nicotine'). This study involved different brands of cigarettes, including those labeled 'light,' 'ultra-light,' or 'mild.'

The same study concluded that "many smokers chose these products as an alternative to cessation—a change that would produce real reduction in decease risks—making this deception an urgent public health issue.

Commenting on this study, the Editor of a well-known magazine covering the tobacco industry, Tobacco Reporter, wrote: "The report is likely to embolden those looking to ban product descriptors such as 'light' and 'mild'. It also has provided a boon to trial lawyers—the study has already made its way into at least one court case as 'evidence' of deceptive industry practices.' The Editor also opined that, given the problem, tobacco companies "better not to make any health claims at all.

One tobacco Company, Philip Morris, has been sued in the State of Illinois by a class of smokers of Marlboro Lights. The Court has found that Philip Morris unfairly and deceptively marketed Marlboro Lights as 'safer' than regular cigarettes. In this case the Court found such Marlboro Lights and Cambridge Lights to be just as harmful as regular Marlboro and regular Cambridge for all members of the Class (Illinois).

Consequently the Court ordered this Company to pay more than $12 billion in punitive and other damages to the Class of those who smoked its Light and Ultralight brands. In response, Philip Morris has publicly declared that the payment of this $12 billion in damages could bankrupt the Company.

This Company is named in lawsuits in other states claiming it unfairly and deceptively markets light and ultralight cigarettes as 'safer' than regular cigarettes.

The Canadian government has concluded the terms low tar, light and ultralight are deceptive to the consumer. The European Union and Brazil have banned the terms. The World Health Organization recommends banning the terms light and ultralight as misleading.

Most smokers believe 'Lights' and 'Ultra Lights' are less harsh and deliver less tar and nicotine. On average, smokers believe that Lights afford a 25% reduction in risk, and Ultra Lights a 33% reduction in Risk (Tobacco Control 10 [2001], i17).

RESOLVED that Loews Corporation stop all advertising, marketing and sale of cigarettes using the terms 'light,' "ultralight,' 'mild' and similar words and/or colors and images until shareholders can be assured through independent research that light and ultralight brands actually do reduce the risk of smoking-related diseases, including cancer and heart disease.

Supporting Statement: For every light and ultralight cigarette we advertise and sell today, there is a very high probability that Loews Corporation may be incurring future liability which could adversely affect the value of stock held by shareholders. We therefore ask shareholders to vote for this resolution."

Exhibit B

Ronald S. Milstein
Vice President,
General Counsel and Secretary

(336) 335-7718
Fax (336) 335-7707

December 18, 2003

Loews Corporation
667 Madison Avenue
New York, New York 10021

Ladies and Gentlemen:

I am the General Counsel of Lorillard Tobacco Company ("Lorillard"). I have reviewed the shareholder proposal submitted by the Congregation of the Sisters of Charity of the Incarnate Word for inclusion in the proxy statement relating to the 2004 Meeting of Shareholders of Loews Corporation (the "Proposal"). The Proposal, if adopted, would require Lorillard to "stop all advertising, marketing and sale of cigarettes using the terms 'light,' "ultralight,' 'mild' and similar words and/or colors and images until shareholders can be assured through independent research that light and ultralight brands actually do reduce the risk of smoking-related diseases, including cancer and heart disease."

In my opinion, the subject matter of this Proposal is central or material to numerous actions and lawsuits currently pending against Lorillard and its affiliates, and that, if adopted, the Proposal could significantly prejudice Lorillard's ability to defend against these actions and lawsuits.

Very truly yours,

Ronald Milstein, Esq.

RSM/rh

Corporate Office:
714 Green Valley Road
Greensboro, NC 27408

Mail to:
P.O. Box 10529
Greensboro, NC 27404-0529

ÇC·GL
KL
CD

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

November 17, 2003

Loews Corporation
Attn: Corporate Secretary
667 Madison Avenue
New York, NY 10021-8087

Dear Sir or Madam:

The Congregation of the Sisters of the Incarnate Word is the beneficial owner of at least $2000 of stock in Loews Corporation. We will own this stock at least through the annual meeting. Verification of our ownership of this stock for at least one year will be sent under separate cover.

As Director of Corporate Responsibility for the Congregation, I hereby submit the enclosed resolution for inclusion in the proxy statement for the next annual meeting. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the annual meeting.

Again, we are always more than willing to dialogue with the Company on the matter we wish to set before the shareholders. If you would like to arrange such a dialogue, please contact the Rev. Michael Crosby, Province of St. Joseph of the Capuchin Order, 1015 N. 9th Street, Milwaukee, WI 53233 or by phone at 414-271-0735.

Sincerely,

Sister Lillian Anne Healy
Director of Corporate Social Responsibility

/jch

RECEIVED
DEC 01 2003
GARY W. GARSON

CEASE PROMOTING "LIGHT" AND "ULTRALIGHT" BRANDS

Whereas: The National Cancer Institute has concluded that the "the resultant absence of meaningful differences in risk (from smoking light versus regular cigarettes) makes the marketing of these cigarettes as lower-delivery and lower-risk products deceptive for the smoker" (Monograph 13: "Risks Associated with Smoking Cigarettes with Low Machine-Measured Yields of Tar and Nicotine"). This study involved different brands of cigarettes, including those labeled "light," "ultra-light," or "mild."

The same study concluded that "many smokers chose these products as an alternative to cessation--a change that would produce real reduction in disease risks--making this deception an urgent public health issue."

Commenting on this study, the Editor of a well-known magazine covering the tobacco industry, *Tobacco Reporter,* wrote: "The report is likely to embolden those looking to ban product descriptors such as 'light' and 'mild.' It also has provided a boon to trial lawyers—the study has already made its way into at least one court case as 'evidence' of deceptive industry practices." The Editor also opined that, given the problem, tobacco companies "better not to make any health claims at all."

One tobacco Company, Philip Morris, has been sued in the State of Illinois by a class of smokers of Marlboro Lights. The Court has found that Philip Morris unfairly and deceptively marketed Marlboro Lights as "safer" than regular cigarettes. In this case the Court found such Marlboro Lights and Cambridge Lights to be just as harmful as regular Marlboro and regular Cambridge for all members of the Class (Illinois).

Consequently the Court ordered this Company to pay more than $12 billion in punitive and other damages to the Class of those who smoked its Light and Ultralight brands. In response, Philip Morris has publicly declared that the payment of this $12 billion in damages could bankrupt the Company.

This Company is named in lawsuits in other states claiming it unfairly and deceptively markets light and ultralight cigarettes as "safer" than regular cigarettes.

The Canadian government has concluded the terms low tar, light and ultralight are deceptive to the consumer. The European Union and Brazil have banned the terms. The World Health Organization recommends banning the terms light and ultralight as misleading.

Most smokers believe "Lights and "Ultra Lights" are less harsh and deliver less tar and nicotine. On average, smokers believe that Lights afford a 25% reduction in risk, and Ultra Lights a 33% reduction in risk (*Tobacco Control* 10 [2001], i17).

RESOLVED that Loews Corporation stop all advertising, marketing and sale of cigarettes using the terms "light," "ultralight," "mild" and similar words and/or colors and images until shareholders can be assured through independent research that light and ultralight brands actually do reduce the risk of smoking-related diseases, including cancer and heart disease.

Supporting Statement

For every light and ultralight cigarette we advertise and sell today, there is a very high probability that Loews Corporation may be incurring future liability which could adversely affect the value of stock held by shareholders. We therefore ask shareholders to vote for this resolution.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Loews Corporation
Incoming letter dated December 19, 2003

The proposal requires Loews to stop using the terms "light," "ultralight," "mild," as well as similar words, colors and images, until shareholders can be assured through independent research that light and ultralight brands reduce the risk of smoking-related diseases.

There appears to be some basis for your view that Loews may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides Loews with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Loews omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to conclude that Loews has met its burden of establishing that Loews may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Loews may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

John J. Mahon
Attorney-Advisor